UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2

Zapp Electric Vehicles Group Limited
(Name of Issuer)

Ordinary Share, $0.0001 par value per share
(Title of Class of Securities)

G9889X107
(CUSIP Number)

April 26, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G9889X107

  1   NAME OF REPORTING PERSON
  Atalaya Capital Management LP

2 Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

  3  SEC USE ONLY

  4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  5      SOLE VOTING POWER
 6,653,706(1)


6      SHARED VOTING POWER
  0


7      SOLE DISPOSITIVE POWER
  6,653,706(1)


8      SHARED DISPOSITIVE POWER
  0


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  6,653,706(1)

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.58%

12     TYPE OF REPORTING PERSON*
   PN

(1)
Consists of 4,000,000 ordinary shares owned by ACM ARRT I LLC ("ACM ARRT"), 214,409 ordinary shares and private warrants exercisable for 670,072 ordinary shares owned by CIIG Management II LLC (the "Sponsor") which are distributable to ACM ASOF VII (Cayman) Holdco LP ("ASOF") within 60 days, 68,060 ordinary shares and private warrants exercisable for 212,702 ordinary shares owned by the Sponsor which are distributable to Atalaya Special Purpose Investment
Fund II LP ("ASPIF II") within 60 days, 119,716 ordinary shares and private warrants exercisable for 374,139 ordinary shares owned by the Sponsor which are distributable to ACM Alameda Special Purpose Investment Fund II LP ("Alameda") within 60 days, 80,475 ordinary shares and private warrants exercisable for 251,503 ordinary shares owned by the Sponsor which are distributable to Corbin Opportunity Fund, LP ("Corbin Opportunity") within
60 days, and 160,629 ordinary shares and private warrants exercisable for 502,001 ordinary shares owned by the Sponsor which are distributable to Corbin ERISA Opportunity Fund, Ltd ("COEF") within 60 days. This number excludes the public warrants exercisable for 359,371 ordinary shares owned by ASOF, the public warrants exercisable for 114,011 ordinary shares owned by ASPIF II, the public warrants exercisable for 200,671 ordinary shares owned by Alameda, the public warrants exercisable for 134,879 ordinary shares owned by Corbin Opportunity, and the public warrants exercisable for 269,192 ordinary shares owned by COEF, each of which are not exercisable within 60 days of the date hereof. Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity, and COEF.


  1    NAME OF REPORTING PERSON

  ACM ARRT I LLC

2      Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]


  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

  5      SOLE VOTING POWER
   4,000,000(2)


6      SHARED VOTING POWER
   0


7
    SOLE DISPOSITIVE POWER
   4,000,000(2)


8      SHARED DISPOSITIVE POWER
   0


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,000,000(2)


10Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.21%


12     TYPE OF REPORTING PERSON*
   OO


(2)
2,211,146 of these shares were transferred by ASOF to ACM ARRT, 701,494 of these shares were transferred by ASPIF II to ACM ARRT, and 1,087,360 of these shares were transferred by Alameda to ACM ARRT, each on May 1, 2023.





CUSIP No. G9889X107

13G

Explanatory Note

Item 1. (a) Name of Issuer:
Zapp Electric Vehicles Group Limited

(b) Address of Issuer's Principal Executive Offices:
       All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand


Item 2. (a) Name of Person Filing:
This statement is filed by:
(i) Atalaya Capital Management LP
(ii) ACM ARRT I LLC


(b) Address of Principal Business Office or if none, Residence:
One Rockefeller Plaza, 32nd Floor
New York, NY 10020


(c) Citizenship:
Atalaya Capital Management LP - Delaware
ACM ARRT I LLC - Delaware


(d)Title of Class of Securities:
Ordinary Shares, $0.0001 par value per share


(e) CUSIP Number:
G9889X107

Item 3.
Not Applicable

Item
4. Ownership.


(a)
Amount Beneficially Owned:

Atalaya Capital Management LP - 6,653,706. Consists of 4,000,000 ordinary shares owned by ACM ARRT, 214,409 ordinary shares and private warrants exercisable for 670,072 ordinary shares owned by the Sponsor, which are distributable to ASOF within 60 days, 68,060 ordinary shares and private warrants exercisable for 212,702 ordinary shares owned by the Sponsor which are distributable to ASPIF II within 60 days, 119,716 ordinary shares and private warrants exercisable for 374,139 ordinary shares owned by the Sponsor which are distributable to Alameda within 60 days, 80,475 ordinary shares and private warrants exercisable for 251,503 ordinary shares owned by the Sponsor which are distributable to Corbin Opportunity within 60 days, and 160,629 ordinary shares and private warrants exercisable for 502,001 ordinary shares owned by the Sponsor which are distributable to COEF within 60 days. This number excludes the public warrants exercisable for 359,371 ordinary shares owned by ASOF, the public warrants exercisable for 114,011 ordinary shares owned by ASPIF II, the public warrants exercisable for 200,671 ordinary shares owned by Alameda, the public warrants exercisable for 134,879 ordinary shares owned by Corbin Opportunity, and the public warrants exercisable for 269,192 ordinary shares owned by COEF, each of which are not exercisable within 60 days of the date hereof. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity, and COEF.

ACM ARRT I LLC - 4,000,000. 2,211,146 of these shares were transferred by ASOF to ACM ARRT, 701,494 of these shares were transferred by ASPIF II to ACM ARRT, and 1,087,360 of these shares were transferred by Alameda to ACM ARRT, each on May 1, 2023.

CUSIP No. G9889X107


(b)Percent of Class:

Atalaya Capital Management LP - 11.58%, based on 55,465,284 ordinary shares outstanding as of April 28, 2023 as reported on the issuer's Form 20-F filed with the Securities and Exchange Commission on May 4, 2023, plus the aggregate of 2,010,417 private warrants beneficially held by ACM. ACM ARRT I LLC - 7.21%, based on 55,465,284 ordinary shares outstanding as of April 28, 2023 as reported on the issuer's Form 20-F filed with the Securities and Exchange Commission on May 4, 2023.


(c) Number of shares as to which such person has:


(i) sole power to vote or to direct the vote:

Atalaya Capital Management LP - 6,653,706. Consists of 4,000,000 ordinary shares owned by ACM ARRT, 214,409 ordinary shares and private warrants exercisable for 670,072 ordinary shares owned by the Sponsor, which are distributable to ASOF within 60 days, 68,060 ordinary shares and private warrants exercisable for 212,702 ordinary shares owned by the Sponsor which are distributable to ASPIF II within 60 days, 119,716 ordinary shares and private warrants exercisable for 374,139 ordinary shares owned by the Sponsor which are distributable to Alameda within 60 days, 80,475 ordinary shares and private warrants exercisable for 251,503 ordinary shares owned by the Sponsor which are distributable to Corbin Opportunity within 60 days, and 160,629 ordinary shares and private warrants exercisable for 502,001 ordinary shares owned by the Sponsor which are distributable to COEF within 60 days. This number excludes the public warrants exercisable for 359,371 ordinary shares owned by ASOF, the public warrants exercisable for 114,011 ordinary shares owned by ASPIF II, the public warrants exercisable for 200,671 ordinary shares owned by Alameda, the public warrants exercisable for 134,879 ordinary shares owned by Corbin Opportunity, and the public warrants exercisable for 269,192 ordinary shares owned by COEF, each of which are not exercisable within 60 days of the date hereof. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity, and COEF.

ACM ARRT I LLC - 4,000,000. 2,211,146 of these shares were transferred by ASOF to ACM ARRT, 701,494 of these shares were transferred by ASPIF II to ACM ARRT, and 1,087,360 of these shares were transferred by Alameda to ACM
ARRT, each on May 1, 2023.


(ii) shared power to vote or to direct the vote:

Atalaya Capital Management LP - 0.
ACM ARRT I LLC - 0


(iii) sole power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 6,653,706. Consists of  4,000,000
ordinary shares owned by ACM ARRT, 214,409 ordinary shares and private warrants exercisable for 670,072 ordinary shares owned by the Sponsor, which are distributable to ASOF within 60 days, 68,060 ordinary shares and private warrants exercisable for 212,702 ordinary shares owned by the Sponsor which are distributable to ASPIF II within 60 days, 119,716 ordinary shares and private warrants exercisable for 374,139 ordinary shares owned by the Sponsor which are distributable to Alameda within 60 days, 80,475 ordinary shares and private warrants exercisable for 251,503 ordinary shares owned by the Sponsor which are distributable to Corbin Opportunity within 60 days, and 160,629 ordinary shares and private warrants exercisable for 502,001 ordinary shares owned by the Sponsor which are distributable to COEF within 60 days. This number excludes the public warrants exercisable for 359,371 ordinary shares owned by ASOF, the public warrants exercisable for 114,011 ordinary shares owned by ASPIF II, the public warrants exercisable for 200,671 ordinary shares owned by Alameda, the public warrants exercisable for 134,879 ordinary shares owned by Corbin Opportunity, and the public warrants exercisable for 269,192 ordinary shares owned by COEF, each of which are not exercisable within 60 days of the date hereof. ACM has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alameda, Corbin Opportunity, and COEF.


ACM ARRT I LLC - 4,000,000. 2,211,146 of these shares were transferred by ASOF to ACM ARRT, 701,494 of these shares were transferred by ASPIF II to ACM ARRT, and 1,087,360 of these shares were transferred by Alameda to ACM ARRT, each on May 1, 2023.


(iv) shared power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 0.
ACM ARRT I LLC - 0


CUSIP No. G9889X107


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7. Identification and Classification of Subsidiary Which
Acquired the Securities:
Not Applicable

Item 8.
Identification and Classification of Members of the Group: ACM, Corbin Opportunity and COEF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the shares. Such group may be deemed to beneficially own 6,653,706 shares. Corbin Opportunity and CEOF disclaim beneficial ownership over the shares held directly by ACM. ACM disclaims beneficial ownership over the Shares held directly by Corbin Opportunity and CEOF.

Item 9. Notice of Dissolution of Group:
Not Applicable

Item 10. Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2023


ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



ACM ARRT I LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of Zapp Electric Vehicles Group Limited, a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument. IN WITNESS WHEREOF, the undersigned have executed this agreement as of May 8, 2023.


ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

ACM ARRT I LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory